SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

RELEVANT FACT

BRASKEM S.A. (“Braskem”), PETRÓLEO BRASILEIRO S.A. - PETROBRAS (“Petrobras”), ODEBRECHT S.A. (“Odebrecht”), PETROBRAS QUÍMICA S.A. – PETROQUISA (“Petroquisa”), NORDESTE QUÍMICA S.A. – NORQUISA (“Norquisa”) and ODBPAR INVESTIMENTOS S.A. (“ODBPAR”), in accordance with Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM) Instruction No. 358/02, inform their shareholders and the market as follows:

SECOND AMENDMENT TO MEMORANDUM OF UNDERSTANDING

As is known to the market, on July 3, 2001, Odebrecht Química S.A., Petroquisa and Petroquímica da Bahia S.A. (“PQBA”) entered into a Memorandum of Understanding regarding the execution of a Shareholders’ Agreement in respect of Copene Petroquímica do Nordeste S.A. (the former name of Braskem) (the “Memorandum”), which was amended on July 26, 2002 by Odebrecht, Petroquisa, PQBA, Norquisa, Petrobras and Braskem (the “First Amendment”). The Memorandum and the First Amendment granted Petroquisa (1) the right to sell its shares upon a transfer of control of Braskem (tag-along rights), (2) veto rights over certain actions by the shareholders and the board of directors, (3) the right to designate two members of Braskem’s board of directors and their respective alternates, and (4) an option to acquire additional shares so that its ownership interest in Braskem’s voting and total share capital would be equal to the ownership interest of Odebrecht.

In light of the changes that have occurred in the petrochemical sector since the execution of the Memorandum and the First Amendment and the importance to the Brazilian economy and to Brazilian companies and their shareholders to accelerate the integration process in this sector in order to capture synergies, increase the competitiveness of these companies and, consequently, create value for all of their shareholders, the parties agreed to amend the terms and conditions of the Memorandum and the First Amendment related to the exercise of Petroquisa’s option to acquire additional shares of Braskem.

Towards these ends, Odebrecht, Norquisa, ODBPAR and Petroquisa entered into a Second Amendment regarding the execution of a Shareholders’ Agreement in respect of Braskem (the “Second Amendment”) on April 29, 2005, with Braskem and Petrobras as intervening parties, which Second Amendment amends and restates the First Amendment and maintains the terms of the Memorandum. The principal terms of the Second Amendment are set forth below:

1. Petroquisa Option to Increase its Ownership of Share Capital of Braskem

Odebrecht, Norquisa, ODBPAR and Petroquisa agreed to grant an option to Petroquisa for the purchase (the “Option”) common shares of Braskem that will result in Petroquisa owning up to 30% of the voting share capital of Braskem (“Option Shares”).

2. Expiration of Option

If Petroquisa elects to exercise the Option, it must do so prior to December 31, 2005 in a single exercise in respect of all of the Option Shares.

3. Payment for Option Shares

If Petroquisa exercises the Option, Petroquisa must pay for the Option Shares through a contribution of (a) its ownership interest in petrochemical companies located in the Triunfo Petrochemical Complex in Rio Grande do Sul and (b) its ownership interest in other petrochemical companies that Braskem considers to be strategic (collectively, (a) and (b), the “Assets”).

If the value of the Assets contributed as payment for the Option Shares is insufficient for Petroquisa to obtain the level of ownership in the voting share capital of Braskem that it desires (up to the 30% limit set forth above), Odebrecht, ODBPAR and Norquisa will agree to sell the remaining Option Shares to Petroquisa for the price per share at which Braskem issues Option Shares, determined as set forth in Item 4 below.

If the value of the Assets contributed as payment for the Option Shares exceeds the value of 30% of the voting share capital of Braskem, Petroquisa will be required to subscribe for class “A” preferred shares of Braskem with the excess value of the Assets.

In order to exercise the Option, Petroquisa must inform Odebrecht regarding which Assets it intends to use to subscribe for the Option Shares by September 29, 2005. Odebrecht has the right to terminate the Option if Petroquisa does not include, as part of the Assets designated to be contributed, Petroquisa’s ownership interests in petrochemical companies located in the Triunfo Petrochemical Complex in Rio Grande do Sul that Odebrecht considers essential to the grant of the Option.

4. Valuation Methodology of the Assets

If Petroquisa elects to exercise the Option, Petroquisa must deliver written notice to Odebrecht, Norquisa and ODBPAR on or prior to October 14, 2005 informing them of its decision to commence the valuation process of the Assets in order to allow for the eventual exercise of the Option.

The Option Shares will be valued based on the economic value of Braskem, which will be calculated using the discounted cash flow method, without giving effect to any control premium, and the value of the Assets to be contributed to Braskem will also be calculated using the discounted cash flow method for each company involved, without giving effect to any control premium and using the same criteria and valuation date (as that used for Braskem).

5. Ownership of Other Petrochemical Companies

The Second Amendment amends and restates all of the terms and conditions of the First Amendment, including the elimination of the restriction on Petroquisa from owning interests in other petrochemical companies or projects following its exercise of the Option. The terms of the Memorandum, however, remain in full force and effect.

6. Shareholders’ Agreement

Simultaneously with the exercise of the Option, the parties have agreed to enter into a shareholders’ agreement in respect of their ownership interests in Braskem, which agreement will include in greater detail the terms and conditions of the Memorandum and the Second Amendment.

The Second Amendment went into effect on April 29, 2005 and will remain in effect through December 31, 2005.

São Paulo, April 29, 2005

Paul Altit
Director of Investor Relations
Braskem S.A.

José Sergio Gabrielli de Azevedo
Director of Finance and Investor Relations
Paulo Roberto Costa
Downstream Director
Petróleo Brasileiro S.A. - Petrobras

Kuniyuki Terabe
Chief Executive Officer and Director of Investor Relations
Petrobras Química S.A.

Pedro Augusto Ribeiro Novis
Chief Executive Officer
Odebrecht S.A.

Ruy Lemos Sampaio
Chief Executive Officer
Nordeste Química S.A. - Norquisa

Pedro Augusto Ribeiro Novis
Chief Executive Officer
ODBPAR Investimentos S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer